UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 1, 2018

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b)  : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew Third Quarter 2018 Trading Report”, dated November 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 1, 2018	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith & Nephew Third Quarter 2018 Trading Report

1 November 2018

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, announces its trading report for the third quarter ended 29 September 2018.

Namal Nawana, Chief Executive Officer, said:

“Improved underlying revenue growth in the third quarter was led by growth in the US and Emerging Markets. We are on-track to deliver our full year guidance.

“These results were achieved whilst successfully redesigning how we will run the company. There is still more to do, and I am pleased with the pace of progress and engagement across the organisation.”

Q3 Highlights1,2

•	Q3 revenue $1,169 million, up 2% on a reported and 3% on an underlying basis
•	Underlying revenue growth of 4% in the US, and 10% in the Emerging Markets
•	Strong growth in Reconstruction, Sports Medicine Joint Repair and Advanced Wound Devices
•	Advanced Wound Bioactives continued to decline
•	Full year guidance reconfirmed
•	Moving to new global commercial structure to unlock value through specialist global franchises

Enquiries

Investors
Andrew Swift	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith & Nephew

Ben Atwell / Andrew Ward	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s third quarter results will be held today at 9.00am GMT / 5.00am EDT, details of which can be found at www.smith-nephew.com/results.

Notes

1.	All numbers given are for the quarter or nine months ended 29 September 2018 unless stated otherwise.

2.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2017 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations, technologies and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

3.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, trading cash flow, EPSA and underlying growth are non-IFRS financial measures.

Forward calendar

The full year results will be released on 7 February 2019.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has more than 15,000 employees and a presence in more than 100 countries. Annual sales in 2017 were almost $4.8 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊  Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Third quarter 2018 trading update

Our third quarter revenue was $1,169 million (2017: $1,152 million), up 2% on a reported basis, including the impact of FX and acquisitions, and 3% on an underlying basis.

There were 63 trading days in the quarter, the same as in Q3 2017.

Unless specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2017 period.

Consolidated revenue analysis for the third quarter

	29 September	30 September	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	476	462	3	4	1	-2
Sports Medicine Joint Repair	166	153	9	8	3	-2
Arthroscopic Enabling Technologies	138	144	-4	-2	-	-2
Trauma & Extremities	122	120	2	3	-	-1
Other Surgical Businesses	50	45	11	12	-	-1

Reconstruction	374	368	1	4	-	-3
Knee Implants	232	228	1	4	-	-3
Hip Implants	142	140	2	4	-	-2

Advanced Wound Management	319	322	-1	1	-	-2
Advanced Wound Care	184	186	-1	1	-	-2
Advanced Wound Bioactives	81	86	-7	-7	-	-
Advanced Wound Devices	54	50	9	11	-	-2

Total	1,169	1,152	2	3	-	-1

Consolidated revenue by geography
US	569	545	4	4	-	-
Other Established Markets(ii)(iii)	393	407	-3	-1	-	-2
Total Established Markets	962	952	1	2	-	-1
Emerging Markets(iii)	207	200	4	10	-	-6
Total	1,169	1,152	2	3	-	-1

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand
(iii)

Included within the Q3 2017 analysis is a reclassification of $5 million of revenue formerly included in Other Established Markets which has now been included in Emerging Markets in order to present consistent analysis to the Q3 2018 results

Strategic update: Our commercial framework

We are focused on leveraging our strength as a portfolio medical device company and unlocking our growth potential. To achieve this, and to allow us to attract and develop talent, we are implementing a new global commercial model.

Under this, a president will be responsible for each of our three specialised global marketing franchises – Orthopaedics, Sports Medicine/ENT and Wound. The Orthopaedics franchise includes Joint Replacement, Trauma, Extremities and Robotics. Aligned with and supporting the franchises are presidents and regional commercial organisations for Europe, Middle East, and Africa (EMEA), and Asia Pacific (APAC). The franchise presidents also have commercial responsibility for the US.

Regional performance for the third quarter

Revenue grew 2% in the Established Markets in the quarter. In the US, our largest market, we delivered 4% revenue growth, an improvement over recent quarters. Revenue was down -1% across our Other Established Markets, where Europe was soft as conditions in Germany and the UK remained challenging.

In the Emerging Markets we delivered 10% revenue growth, driven by strong growth in China.

Franchise highlights for the third quarter

Sports Medicine Joint Repair delivered 8% revenue growth for the quarter. Within this, the recently acquired REGENETEN◊ Bioinductive Implant for rotator cuff repair continued to perform ahead of our expectations, aiding growth from our shoulder repair portfolio. Revenue from Arthroscopic Enabling Technologies declined -2%, reflecting the ongoing softness in resection and legacy radio frequency resection.

Trauma & Extremities delivered 3% revenue growth. A strong performance in the US included an increased contribution from the new EVOS◊ SMALL plating system.

Our Other Surgical Businesses franchise delivered 12% revenue growth, as we secured new customers for our robotic NAVIO◊ Surgical System in both the Established and Emerging markets.

We delivered 4% growth across Reconstruction in the quarter, ahead of the market.

Within this, our Knee Implants franchise continues to perform strongly, delivering 4% revenue growth driven by our differentiated technologies: the VERILAST◊ bearing surface; JOURNEY◊ II, LEGION◊ and ANTHEM◊ knee systems and the LEGION Revision Knee System. In the US, the ZUK unicompartmental knee, acquired in 2015, has been dragging on performance in recent quarters due to increased competition. This is expected to have less effect from next quarter.

Revenue from Hip Implants was up 4% globally, with the US producing its best growth for a number of years. This performance was driven by our renewed focus on the POLAR3◊ total hip solution and its class-leading survivorship data, as well as demand for the REDAPT◊ Revision System.

Advanced Wound Care delivered 1% revenue growth. Strong performance in the US, led by ALLEVYN◊  LIFE and our pressure ulcer prevention strategy, was offset by continued softness in some European countries.

Revenue from Advanced Wound Bioactives was down -7%. We faced a tough comparator quarter, and SANTYL◊ volumes remained under pressure, similar to recent quarters.

Advanced Wound Devices delivered good revenue growth of 11%, led by continued high demand for our PICO◊ Single Use Negative Pressure Wound Therapy (sNPWT) device. In October, we announced the European launch of the new PICO 7Y with AIRLOCK◊ Technology. This is the first sNPWT system to enable the use of two dressings concurrently from one pump, allowing for two wounds to be treated at the same time.

UK’s withdrawal from the EU

The Group does not believe that the UK’s decision to leave the EU will have a significant impact on our long-term ability to conduct business into and out of the EU or UK. We are making good progress with our preparations for the various scenarios.

Outlook

After another quarter of improved underlying revenue growth, Smith & Nephew is on-track to deliver on its full year guidance.

Within this, we expect underlying revenue growth to be in the lower half of the 2-3% range and, as a result of a favourable legal settlement and improved cost control, trading profit margin to be above that achieved in 2017.

Our reported revenue growth rate will also include an estimated 1% benefit from foreign exchange rates prevailing on 26 October 2018 and the Rotation Medical acquisition.

We continue to expect the 2018 tax rate on trading results to be in the range of 20-21%, barring any changes to tax legislation or other one-off items.

Consolidated revenue analysis for nine months to 29 September 2018

	29 September	30 September	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	1,471	1,407	4	2	1	1
Sports Medicine Joint Repair	509	454	12	7	3	2
Arthroscopic Enabling Technologies	444	448	-1	-3	-	2
Trauma & Extremities	365	367	-	-1	-	1
Other Surgical Businesses	153	138	11	10	-	1

Reconstruction	1,201	1,160	4	2	-	2
Knee Implants	748	718	4	3	-	1
Hip Implants	453	442	3	1	-	2

Advanced Wound Management	938	920	2	-	-	2
Advanced Wound Care	555	532	4	1	-	3
Advanced Wound Bioactives	226	245	-8	-8	-	-
Advanced Wound Devices	157	143	10	7	-	3

Total	3,610	3,487	4	2	-	2

Consolidated revenue by geography
US	1,704	1,682	1	1	-	-
Other Established Markets(ii)(iii)	1,268	1,219	4	-	-	4
Total Established Markets	2,972	2,901	2	-	1	1
Emerging Markets(iii)	638	586	9	8	-	1
Total	3,610	3,487	4	2	-	2

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand
(iii)

Included within the nine months to 30 September 2017 analysis is a reclassification of $14 million of revenue formerly included in Other Established Markets which has now been included in Emerging Markets in order to present consistent analysis to the nine months to 29 September 2018 results